EXHIBIT 99.1

Seabridge Gold Publishes 2017 Annual Report

TORONTO, May 01, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that its 2017 Annual Report is now available on its website at www.seabridgegold.net/sharefinrep.php. In every annual report, the Company reviews the success of its programs for the year just ended measured against previously announced goals and sets out its plans and objectives for the current year. This year’s report also highlights the Company’s sustainable development initiatives and analyzes the potential impact of its unique strategy of growing its gold ownership per share.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292 · Fax: (416) 367-2711
Email:  info@seabridgegold.net